Exhibit 21

THE DRESS BARN, INC.

SUBSIDIARIES OF THE REGISTRANT

(All 100% Owned)

Subsidiary	State of Incorporation
D.B.R., Inc.	Delaware
DBX, Inc.	New York
Dress Barn Credit Management, LLC	Virginia
Dunnigan Realty, LLC	Delaware
Maurices Incorporated	Delaware
The Dress Barn, Inc. of New Hampshire, Inc. (**)	New Hampshire
The Men’s Company, Inc. (**)	Delaware
Raxton Corp. (**)	Massachusetts

(**) Inactive Subsidiary